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                                                                    EXHIBIT 99.5
                                                           [English Translation]
                                                               December 30, 2002

                              Hanaro Telecom, Inc.

                        BOARD RESOLUTION ON RIGHTS ISSUE

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
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1. Class and      Non-bearer Common Stocks (No.)                                           165,000,000
   No. of         ------------------------------------------------------------------------------------------------------------------
   New Stocks     Non-bearer Preferred Stocks (No.)                                                 --
                  ------------------------------------------------------------------------------------------------------------------
                  * Specifics of Preferred Stocks                                                   --
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2. Face Value Per Stock (KRW)                                                                    5,000
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3. Use of Funds   Funds for Facilities (KRW)                                                        --
                  ------------------------------------------------------------------------------------------------------------------
                  Operating Funds      Operating Funds (KRW)                           660,000,000,000
                                       ---------------------------------------------------------------------------------------------
                                       Acquisition of     Purpose of
                                       Securities of      Acquisition                               --
                                       Another            --------------------------------------------------------------------------
                                       Corporation        Company Issuing
                                                          Securities                                --
                                                          --------------------------------------------------------------------------
                                                          Major Business                            --
                                                          --------------------------------------------------------------------------
                                                          Capital Stock (KRW)                       --
                                                          --------------------------------------------------------------------------
                                                          Total assets (KRW)                        --
                                                          --------------------------------------------------------------------------
                                                          Total Liabilities
                                                          (KRW)                                     --
                                                          --------------------------------------------------------------------------
                                                          Relation with
                                                          Acquiring Company                         --
                                                          --------------------------------------------------------------------------
                                                          Acquisition Value (KRW)                   --
                                                          --------------------------------------------------------------------------
                                                          Calculation Basis of
                                                          Acquisition Value                         --
                                                          --------------------------------------------------------------------------
                                                          Effect of Acquisition                     --
                                                          --------------------------------------------------------------------------
                                                          Scheduled Date of
                                                          Acquisition                               --
                  ------------------------------------------------------------------------------------------------------------------
                  Others (KRW)                                                                      --
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4. Issuing        Non-bearer Common Stocks (KRW)                                                 4,000
   Price of       ------------------------------------------------------------------------------------------------------------------
   New Stocks     Non-bearer Preferred Stocks (KRW)                                                 --
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5. Discount Rate of Issuing Price of New Stocks                                                     --
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6. Basis Date of New Stocks Allotment                                                               --
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7. Allotment Ratio of New Stocks (No. per Stock)                                                    --
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8. Priority Allotment Ratio to Employee Stock Ownership Association (%)                             --
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
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9. Subscription   Public Offering                         Date of Commencement                      --
   Date                                                   --------------------------------------------------------------------------
                                                          Date of Expiration                        --
                  ------------------------------------------------------------------------------------------------------------------
                  Old Stockholders                        Date of Commencement                      --
                                                          --------------------------------------------------------------------------
                                                          Date of Expiration                        --
                  ------------------------------------------------------------------------------------------------------------------
                  Employee Stock                          Date of Commencement                      --
                  Ownership Association                   --------------------------------------------------------------------------
                                                          Date of Expiration                        --
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10. Closing Date                                                                              February 25, 2003
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11. Record Date of Dividend Pay-Out                                                            January 1, 2003
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12. Delivery Date of New Stocks Certificate                                                         --
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13. Scheduled Date of Listing                                                                       --
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14. Lead Manager                                                                                    --
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15. Possibility of Assigning Preemptive Right                                                        No
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16. Method of Capital Increase                                                                Private Placement
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17. Date of BOD Resolution                                                                    December 30, 2002
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- Presence of Outside Director(s)                                               Present (No.)      3      Absent (No.)      2
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- Presence of Auditor(s)                                                                             Yes
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18. Filing of Securities Registration Statement                                                    Exempted
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19. Applicability of Fair Trade Act                                                                   No
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20. Other                                                                       1. Total amount of rights issue : Korean Won value
                                                                                of USD550 mn - USD650 mn (the operating funds
                                                                                indicated above of KRW660,000,000,000 is the minimum
                                                                                value in the range)
                                                                                ----------------------------------------------------
                                                                                2. Type & number of shares to be issued :
                                                                                165,000,000 ~ 195,000,000 (tentative) non-bearer
                                                                                common shares (the number of stocks indicated above
                                                                                is the minimum number of shares in the range)
                                                                                ----------------------------------------------------
                                                                                     - The number of shares is subject to change due
                                                                                to expected change in foreign exchange rate.
                                                                                ----------------------------------------------------
                                                                                3. Participation of investors in Hanaro's
                                                                                   management:
                                                                                ----------------------------------------------------
                                                                                     - Nomination of 6 directors (including
                                                                                representative director)
                                                                                ----------------------------------------------------
                                                                                     - Nomination of CFO
                                                                                ----------------------------------------------------
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
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                                                                                4. Conditions precedent for the rights issue
                                                                                ----------------------------------------------------
                                                                                    - Approval at the extraordinary shareholders
                                                                                meeting of the rights issue below par value.
                                                                                ----------------------------------------------------
                                                                                    - In the event that foreign ownership of the
                                                                                company exceeds 49%, the amount that exceeds the
                                                                                limit shall not be subject to the rights issue
                                                                                pursuant to the relevant laws of the Republic of
                                                                                Korea.
                                                                                ----------------------------------------------------
                                                                                     - The newly issued shares shall have a 1 year
                                                                                of lock-up period and shall be deposited at Korea
                                                                                Securities Depositary.
                                                                                ----------------------------------------------------
                                                                                    - In the event that any changes to the schedule
                                                                                of the rights issue, e.g., subscription date,
                                                                                closing date, etc., need to be made in line with the
                                                                                investment procedures and progress made by
                                                                                investors, any decision making in relation to such
                                                                                changes shall be delegated to the Representative
                                                                                Director & CEO (including Acting CEO in absence of
                                                                                CEO).
                                                                                ----------------------------------------------------
                                                                                     - Any decision making in relation to the
                                                                                details of the rights issue, that are not mentioned
                                                                                hereto, e.g., place of subscription and deposit,
                                                                                shall be delegated to Representative Director & CEO
                                                                                (including Acting CEO in absence of CEO), and new
                                                                                stock certificates shall not be issued.
                                                                                ----------------------------------------------------
                                                                                     - Any decision concerning the dealings with
                                                                                forfeited shares will be made by the Board of
                                                                                Directors.
                                                                                ----------------------------------------------------
                                                                                     - Any decision making in relation to
                                                                                determination of the number of shares to be issued
                                                                                within the range of total issue amount shall be
                                                                                delegated to the Representative Director & CEO
                                                                                (including Acting CEO in absence of CEO).
                                                                                ----------------------------------------------------
                                                                                    - The Company shall obtain a confirmatory letter
                                                                                for syndicated loan amounting to USD700 million by
                                                                                the closing date.
                                                                                ----------------------------------------------------
                                                                                     - The Company shall obtain an approval at the
                                                                                shareholders meeting on amendment of the Articles of
                                                                                Incorporation and appointment of directors in
                                                                                relation to participation of the investors in the
                                                                                management.
                                                                                ----------------------------------------------------
                                                                                     - The Company shall acquire 71.95% of stake in
                                                                                Thrunet.
                                                                                ----------------------------------------------------
                                                                                5. Conditions precedent to make the resolution
                                                                                   effective.
                                                                                ----------------------------------------------------
                                                                                1) In the event that the Company fails to obtain a
                                                                                confirmatory letter for syndicated loan amounting to
                                                                                USD700 million by closing date, AND 2) in the event
                                                                                that the Investment Agreement becomes null and void
                                                                                due to any of the conditions precedent not being
                                                                                satisfied, including necessary amendment of the
                                                                                Articles of Incorporation and appointment of
                                                                                directors, the resolution becomes null and void.
                                                                                ----------------------------------------------------
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                                                                                6. Representation & Warranties
                                                                                ----------------------------------------------------
                                                                                     - The Company shall follow all procedures
                                                                                necessary for board of directors meeting and
                                                                                shareholders meeting.
                                                                                ----------------------------------------------------
                                                                                     - The Company shall obtain all legal
                                                                                permissions and approval necessary for the
                                                                                transaction.
                                                                                ----------------------------------------------------
                                                                                7. Participation of investors in Hanaro's management
                                                                                ----------------------------------------------------
                                                                                     - Nomination of 6 out of 11 directors.
                                                                                ----------------------------------------------------
                                                                                     - Nomination of standing director nominated by
                                                                                investors as independent representative director
                                                                                ----------------------------------------------------
                                                                                8. Delegation of Authority
                                                                                ----------------------------------------------------
                                                                                     - Any decision making authority in relation to
                                                                                finalizing of the total issue amount, total number
                                                                                of shares to be issued, conditions precedent,
                                                                                representation & warranties, and covenants and to
                                                                                execution of the agreement shall be delegated to
                                                                                Representative Director & CEO (including Acting CEO
                                                                                in absence of CEO).
                                                                                ----------------------------------------------------
                                                                                     - All decision-making authority in relation to
                                                                                signing of Investment Agreement, Disclosure
                                                                                Schedule, and supplementary agreements including
                                                                                Investor's Rights Agreement, Employment and
                                                                                Non-Competition, and Management Rights Agreement,
                                                                                and drafting of necessary attachments shall be
                                                                                delegated to Representative Director & CEO
                                                                                (including Acting CEO in absence of CEO.)
                                                                                ----------------------------------------------------
                                                                                9. The total issue amount, total number of shares to
                                                                                be issued and closing date are tentative, therefore,
                                                                                will be filed at a later date once confirmed.
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[IN CASE OF THIRD PARTY ALLOTMENT]

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           The Third Party                                            Relation        No. of Stocks Allotted
           ---------------                                            --------        ----------------------
An investor group led by AIG AIF Sub, AIG AOF and
  Newbridge sub and/or its members                                       --                    --
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